

INVEST IN **FETCH DELIVERY**

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Personal Shoppers For Your Daily Errands!

LEAD INVESTOR ⌃

Hany Nada

The pandemic has shown how important flexible delivery solutions and options are for customers and merchants alike. Fetch.com focuses on local businesses first and offers unparalleled service including errands, shopping, food delivery, and more. Gordon has the same passion of mission that we've seen in many successful Founders that we have invested with over the last 20 years. I believe the Fetch team has developed a playbook to scale this concept globally.

Invested $25,000 this round & $50,000 previously

Learn about Lead Investors

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fetch.com   Santa Fe NM

Technology   Retail   Food   Marketplace   App

OVERVIEW   **UPDATES**   **WHAT PEOPLE SAY**   **ASK QUESTION**

Highlights

1. 🤑$3M in revenue and 60,000 deliveries completed to date

2. 📈100% organic-word-of-mouth growth > ($0 ad spend)

3. 🚀Founder and team are a diverse group of serial entrepreneurs who have started and exited several companies

4. 💪$3M previously raised

5. ⭐Only premium concierge available | We pick up / drop off groceries, alcohol, laundry, food & more!

6. ⚡Fetch Delivery is the only platform offering pick up and drop off to all local businesses

7. 🙌 Fetch Delivery gross bookings were up 28.9% Q1 2022 over Q4 2021

Our Team



Gordon Schaeffer   CEO and Founder

Gordon is a serial entrepreneur who has started and exited several multi-million dollar companies, including Luxx Hotel, Luxury Casita, BounceChat Technology and Soulfood Music and Media.

Because to this date there is still not a company that delivers "anything and everything" on-demand! I want to help people!



George Le Chief Growth Officer

2x Exited Founder, former Techstars Boston associate, current Techstars mentor. Specializes in new product picking, investor relations, and growth hacking.



Edoardo L'Astorina CTO and Head of Web

15+ years leading technical teams developing software products that achieved high availability and reliability through rapid growth, including successful project scaling data intensive social media and streaming applications on both web & mobile devices.

SEE MORE

...We're making the help of a 'personal shopper' available to everyone!

Fetch.com is democratizing access to the help of personal shoppers (or 'butler') -- a service previously only available to the ultra wealthy. Our app makes personalized help affordable by allowing users to split the costs of delegating their weekly errands.

Most people spend 15+ hours on weekly errands, and we're here to give you your time back!



fetch.con

Our Personal Concierge Service Includes

- Groceries and Restaurant Pickup
- Laundry Pickup and Dropoff
- Post Office
- Health & Beauty Products
- Pharmacy





More!

How it work



Order from your favorite local shops & businesses



We deliver nearly anything from anywhere



Shop for items from the multiple places in the same order



Chat with your personal shopper in real-time

fetch.com
Fetch Favorites
Food & Drink
Local Businesses
Wine & Spirits
Personal Concierge
Back Boxcar Wine & Spirits
Add custom item
Wine
Beer
Your order is empty
Back
Summary
Delivery Route
Order Summary
Post Fetch
Santa Fe
Whole Foods Market
Trader Joe's
Boxcar Wine & Spirits
Nambe Drugs
Office Supplies
Gadgets
776 Camino Don Emilio, Santa Fe, N...

Delivery Apps vs. Fetch.com

Delivery apps (Instacart, UberEats) restrict orders to less than 2% of local stores and **don't allow booking custom tasks** from their drivers, such as laundry or post office pickup/drop-off.

Fetch.com offers customized help. Our personal shoppers make stops wherever users direct us! This means every local business can be accessed through our app.

Benefits:

- Don't leave your home or office! We can take care of pretty much all your errands.
- In addition to delivery, book customized tasks previously unavailable through delivery apps (example: getting a new set of keys, dropping off an envelop)

envelop)

- Access to any local store means the widest selection available on any delivery app

A personal concierge service means users can order any item available locally.


fetch.com
custom orders means
the variety of
amazon
and speed of
Uber Eats
2:53
fetch.com
Deliver to Current Location
Search business, category, or address
Fetch Favorites
No Service Fee
Food & Drink
Restaurants
Local Businesses
Shopping
Wine & Spirits
Alcohol Delivery
Personal Concierge
Errands & Assistant
Grocery


fetch.com
Competition
Widest Selection
amazon
fetch.com
overstock
Slowest
Fastest
instacart
DOORDASH
Uber Eats
GRUBHUB
Limited Selection

Is Fetch's Model Succeeding?

Yes! We're growing fast. Our community of users are sharing the app organically. We've completed **60,000** deliveries and processed **$3M** in orders without an ad spend.



fetch.con

Traction

➡ 1000+ Business Partners

➡ $3M+ revenue

➡ 100% word-of-mouth organic growth



Customer Spend + Unit Contribution

Average Customer Spend Per Year

$400
$300
$200
$100
0

2019   2020   2021



Fetch makes $12.55 gross profit (Unit Contribution) per order

Our Team

Our team has led multiple exits and IPOs as well as created iconic work for some of the largest brands. We're well equipped to recruit the best professionals in every discipline















fetch.com
Gordon
CEO/Founder
Serial Entrepreneur with Several multi-million dollar exits
George Le
Growth Officer
2x exits, TechStars advisor, growth hacker
Stephanie Grande
COO
SVP and operations lead, strategic advisor (Chevron)
Chase Curtis
Co-Founder
Advised $5.6B in IPO market cap (Stamford, GE)
Jeremiah Gage
VP Engineering
Senior engineering and system architect (iHeart, NBA)
John Overton
Marketing Lead
Marketing guru advising fortune 2000 companies and iconic projects (Airbus, PokemonGo)
TEAM EDUCATION AND WORK HIGHLIGHTS
NBA
iHeart RADIO
GO
Akamai
Turner
ART INSTITVTE CHICAGO
AT&T
techstars_

Fetch is the best option for small businesses

Singe-location operations, boutique, and other mom & pop shops are often ignored by multi-billion-dollar-delivery companies. We believe this is a big missed opportunity.

Time is proving that the on-demand industry winners are the companies offering the widest selection. For example, DoorDash continues to dominate food orders (both in market share and average order) due to creating the largest networking of single location restaurant options.



fetch.com
Our Business Model Success
Ready to expand quickly to fill a
Nationwide



Here's Our Expansion Plan..

Santa Fe/Taos Boulder

Southwest Micro Markets
2022

15 Metro Markets
Series A
2023

40 Metro Markets
2024

expansion
2025

Forward-looking projections are not guaranteed.

Comparisons

A personal concierge service that delivers ANYTHING local is new to the US, but the model has been proven in international markets.

fetch.con

International Comparisons

Anything Delivered is *Big* globally. Fetch has proven that North America is a promising and responsive market for this service as well.







Dunzo (India)

$78.6M Funded

Glovo (Europe)

$512.1M Funded

Rappi (South America)

1.4B Funded

Use of funds

Fetch.com
Funding Allocation







Funds Go Towards:

Expansion   Team   Marketing   Development

Fund usage also includes Wefunder platform fees

$3M Already Raised

Gordon Schaeffer
CEO / Founder
gordon@fetch.com
650-272-8427

fetch.com

Investor Testimonials

Why Hany Nada *(Uber, DraftKings, Alibaba)* **Is Now Investing In Fetch**



"I see [the Fetch Team's] passion for solving this problem. That's why I'm investing"

Hany Nada, Co-Founder and Partner, ACME
Investor: Uber, DraftKings, Alibaba



Why Hany Nada Invested In Fetch | VC & Angel Interview

Watch later   Share



Why Fetch.com

Our goal is to build a company that makes you proud as an investor. We're not only about national expansion of a popular service and strong business model, but also a social mission of giving people back their time to pursue the activities that matter most. Almost everyone has something they'd rather do with their day than standing in line at a store! We are freeing people up for things they care about, such as family, trips, vacations, art, contributions, and much more.

Your investment will help the Fetch.com team improve the parts of our service that users love. We're pursuing industry-leading delivery times, cutting-edge technology and design, and building a leading business development team to help us enter new markets.

One of the most promising and exciting signs that we've struck the right idea at the right time is the fact that nearly all our growth has come from word-of-mouth. Only a small number of companies can grow without an ad spend, and it's been exciting to see how quickly our service has caught on. However, we now plan to see explosive growth and high engagement from users, and we invite you to be part of the next phase of our journey as we build out a robust business development and market team to expand into new markets! Whether you can afford to be one of our main backers or you can contribute just a few thousand dollars, all is welcome and will help us deliver outstanding service to more people.

Your investment

We're using Wefunder because our company has been built on word-of-mouth organic growth. We believe that if our customers love our service enough to share it, they deserve to share in our exciting future.